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                    FIRST WASHINGTON FINANCIALCORP LETTERHEAD


                                 May _____, 2001



Dear Shareholder:


In order to fund our continued growth, your company is seeking to raise $________ in new capital. We are pleased to first offer these shares exclusively to you, our existing shareholders, until ________, 2001. After that date, shares that have not been sold to our shareholders will be offered to the general public.

Shares are being sold at $____ per share.

Enclosed you will find an offering prospectus which sets forth the details regarding this offering. Please review the prospectus before making a decision to purchase our stock. If you decide to purchase our stock, you must complete the enclosed subscription agreement and return it to us in accordance with its instructions.

If you should have additional questions regarding this offering, you may contact ________________ at _________________.


Best regards,


Abraham S. Opatut                           C. Herbert Schneider
Chairman of the Board                       President & CEO